Mail Stop 4561
							August 11, 2005

By U.S. Mail and facsimile to (570) 387-4049

Mr. Lance O. Diehl
President and Chief Executive Officer
CCFNB Bancorp, Inc.
232 East Street
Bloomsburg, PA  17815

Re:	CCFNB Bancorp, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004, as amended
	Form 10-Q for the Fiscal Quarter Ended March 31, 2005, as amended
	File No. 0-19028

Dear Mr. Diehl:

      We have reviewed your response letter dated August 8, 2005,
and
have the following comment.  Please respond to this comment within
10
business days or tell us when you will provide us with a response.

Form 10-Q/A for the period ended March 31, 2005
Controls and Procedures, page 4

1. Please revise your amended disclosures to more clearly differentiate between internal controls over financial reporting and disclosure controls and procedures, as defined in Rule 13a-15(e) and
(f) of Regulation S-X.  Specifically, please revise to disclose:

* Conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures, and
* Any changes in your internal control over financial reporting during the quarter that has materially affected or is reasonably likely to affect your internal control over financial reporting.



      Please furnish a response letter that keys your responses to our comment. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

      You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3490 if you have questions.

							Sincerely,



                         					Donald Walker
                       						Senior Assistant
Chief Accountant
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Lance O. Diehl
CCFNB Bancorp, Inc.
August 11, 2005
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